932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

SENT VIA ELECTRONIC MAIL
AND FEDERAL EXPRESS

November 7, 2016

Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PDL BioPharma, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016 (the “2015 Form 10-K”)
File No. 000-19756

Dear Mr. Rosenberg:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 28, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 10-K. The comments are repeated below in bold and followed by the responses thereto.

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2015 Form 10-K
File No. 000-19756
November 7, 2016

Notes to Consolidated Financial Statements
7. Notes and Other Long-Term Receivables, page 77

1.
We acknowledge your response to prior comment 1. In your proposed disclosure, you quantify the amount of notes receivable on non-accrual status as of both December 31, 2015 and 2014. Based on the amounts disclosed, it appears that you are only including your Wellstat Diagnostics and Hyperion notes receivable in the non-accrual totals. It is unclear why you have not also included the Direct Flow Medical note receivable in your non-accrual totals give your disclosure on page 81 that as of December 31, 2015 you determined this note to be impaired and ceased to accrue interest revenue. Please confirm that when providing this disclosure in your future filings, you will include all notes receivable for which you have ceased accruing interest.

The Company respectfully advises the Staff that the disclosure in future filings will include quantification for all notes receivable for which the Company ceased accruing interest. The following disclosure has been reflected in the Company’s Form 10-Q for the period ended September 30, 2016.

Notes Receivable and Other Long-Term Receivables

The Company accounts for its notes receivable at both amortized cost, net of unamortized origination fees, if any, and as dependent on collateral repayment of the loan is expected to be provided solely by the underlying collateral. For loans accounted for at their amortized cost, related fees and costs are recorded net of any amounts reimbursed. Interest is accreted or accrued to "Interest revenue" using the effective interest method. When and if supplemental payments are received from certain of these notes and other long-term receivables, an adjustment to the estimated effective interest rate is affected prospectively.

The Company evaluates the collectability of both interest and principal for each note receivable and loan to determine whether it is impaired. A note receivable or loan is considered to be impaired when, based on current information and events, the Company determines it is probable that it will be unable to collect amounts due according to the existing contractual terms. When a note receivable or loan is considered to be impaired, the amount of loss is calculated by comparing the carrying value of the financial asset to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the estimated fair value of the underlying collateral, less costs to sell, if the loan is collateralized and the Company expects repayment to be provided solely by the collateral. Impairment assessments require significant judgments and are based on significant assumptions related to the borrower's credit risk, financial performance, expected sales, and estimated fair value of the collateral.

2015 Form 10-K
File No. 000-19756
November 7, 2016

The Company records interest on an accrual basis and recognizes it as earned in accordance with the contractual terms of the credit agreement, to the extent that such amounts are expected to be collected. When a note receivable or loan becomes past due, or if management otherwise does not expect that principal, interest, and other obligations due will be collected in full, the Company will generally place the note receivable or loan on non-accrual status and cease recognizing interest income on that note receivable or loan until all principal and interest due has been paid or until such time that the Company believes the borrower has demonstrated the ability to repay its current and future contractual obligations. Any uncollected interest related to prior periods is reversed from income in the period that collection of the interest receivable is determined to be doubtful. However, the Company may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection.

At September 30, 2016, the Company had four notes receivable investments on non-accrual status with a cumulative investment cost and fair value of approximately $155.4 million and $160.3 million, compared to three note receivable investments on non-accrual at December 31, 2015 with a cumulative investment cost and fair value of approximately $103.2 million and $109.2 million. During the period ended September 30, 2016 and 2015, the Company recognized no loss on extinguishment of notes receivable. For the periods ended September 30, 2016 and 2015, the Company did not recognize any interest for note receivable investments on non-accrual status.

2.
As a related matter, your proposed disclosure in response to prior comment 1 indicates that you may make exceptions to your non-accrual policy if the investment has sufficient collateral value and is in the process of collection. Please confirm that in future filings you will quantify the amount of notes receivable that are past due 90 days or more and still accruing interest pursuant to ASC 310-10-50-7(b).

The Company respectfully advises the Staff that the Company will include quantification for notes receivable that are past due 90 days or more pursuant to ASC 310-10-50-7(b) in future filings. The following disclosure has been reflected in the Company’s Form 10-Q for the period ended September 30, 2016.

Notes Receivable and Other Long-Term Receivables

At September 30, 2016, the Company had four notes receivable investments on non-accrual status with a cumulative investment cost and fair value of approximately $155.4 million and $160.3 million, compared to three note receivable investments on non-accrual at December 31, 2015 with a cumulative investment cost and fair value of approximately $103.2 million and $109.2 million. During the period ended September 30, 2016 and 2015, the Company recognized no loss on extinguishment of notes receivable. For the periods

2015 Form 10-K
File No. 000-19756
November 7, 2016

ended September 30, 2016 and 2015, the Company did not recognize any interest for note receivable investments on non-accrual status.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (775)-832-8505 if you have any questions or comments regarding this correspondence or if you require any further information. Thank you very much.

Very truly yours,

By:	/s/ Peter S. Garcia
Peter S. Garcia
Vice President and Chief Financial Officer

cc:	John McLaughlin, President and Chief Executive Officer, PDL BioPharma, Inc.
Bonnie Baynes, Staff Accountant, Securities and Exchange Commission
Angela M. Connell, Accounting Branch Chief, Securities and Exchange Commission
Robert F. Heatley, Partner, PricewaterhouseCoopers LLP
Cheston J. Larson, Latham & Watkins LLP